UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2016
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 79,466,136(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 79,466,136(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,466,136(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 24.0%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 79,466,136 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 331,280,516 MPLX Common Units issued and outstanding as of March 31, 2016, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 79,466,136(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 79,466,136(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,466,136(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 24.0%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 79,466,136 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 331,280,516 MPLX Common Units issued and outstanding as of March 31, 2016, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 79,466,136(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 79,466,136(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,466,136(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 24.0%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 79,466,136 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings.

2.	Based upon 331,280,516 MPLX Common Units issued and outstanding as of March 31, 2016, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”) and MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) on December 3, 2014 and as amended on December 12, 2014, August 19, 2015 and December 4, 2015 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented as follows:

On March 14, 2016, the Issuer entered into a Membership Interests Contribution Agreement (the “Contribution Agreement”) with MPLX GP LLC (the “General Partner”), MPLX Logistics Holdings and MPC Investment, each a wholly-owned subsidiary of MPC. Pursuant to the Contribution Agreement, the Issuer agreed to acquire from MPC Investment for equity consideration valued at approximately $600 million (the “Equity Consideration”), all of the limited liability company interests of Hardin Street Marine LLC (“HSM”), through a series of intercompany contributions (the “Transaction”). HSM owns MPC’s inland marine business. The inland marine business, comprised of 18 tow boats and 205 barges, transports light products, heavy oils, crude oil, renewable fuels, chemicals and feedstocks in the Midwest and U.S. Gulf Coast regions, and accounts for nearly 60% of the total volumes MPC ships by inland marine vessels.

In exchange for all of the limited liability company interests of HSM, the Issuer agreed to issue the Equity Consideration consisting of (i) 22,534,002 MPLX Common Units to be issued to MPLX Logistics Holdings and (ii) 459,878 general partner units to be issued to the General Partner in order to maintain its 2% general partner interest in the Issuer. MPLX Logistics Holdings agreed to waive distributions on the MPLX Common Units issued in connection with the Transaction for the Issuer’s first quarter 2016 cash distribution, and the General Partner is not entitled to receive general partner distributions or incentive distribution rights that would otherwise accrue on such MPLX Common Units with respect to the Issuer’s first quarter 2016 cash distribution.

The Contribution Agreement contains customary representations and warranties as well as customary indemnification obligations among the parties. The Transaction closed on March 31, 2016.

The foregoing description of the Contribution Agreement is not complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 99.1 hereto, and incorporated herein by reference.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented as follows:
The purpose of the acquisition of the MPLX Common Units and the general partner units that were the subject of the Contribution Agreement is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the MPLX Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the MPLX Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) After giving effect to the MPLX Common Units to be issued in connection with the Transaction, MPLX Logistics Holdings beneficially owned 79,466,136 MPLX Common Units, representing approximately 24.0% of the MPLX Common Units issued and outstanding, based upon 331,280,516 MPLX Common Units issued and outstanding as of March 31, 2016, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics Holdings and MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics Holdings. The members of the board of directors of MPC are listed on Schedule I to this Amendment. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the MPLX Common Units held by MPLX Logistics Holdings.
(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as set forth herein, MPLX Logistics Holdings has not effected any transactions in the MPLX Common Units within the past 60 days. None of MPC, MPC Investment nor any person listed on Schedule I has effected any transactions in the MPLX Common Units within the past 60 days except as set forth in Schedule I.
(d) None of MPC, MPC Investment nor MPLX Logistics Holdings has any knowledge of any other person having the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the MPLX Common Units held in the name of MPLX Logistics Holdings and reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented as follows:
Item 3 above summarizes certain provisions of the Contribution Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
The following document is filed as an exhibit.

Exhibit No.	Description

99.1
Membership Interests Contribution Agreement, dated March 14, 2016, between MPLX LP, MPLX Logistics Holdings LLC, MPLX GP LLC and MPC Investment LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of MPLX LP, filed on March 17, 2016)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2016		Marathon Petroleum Corporation

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPC Investment LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	30.193[3]

Charles E. Bunch	Executive Chairman of the Board PPG Industries, Inc.	U.S.	5.616[3]

David A. Daberko	Retired Chairman of the Board National City Corporation	U.S.	174.496[3]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	5,022.943[2,3]

William L. Davis	Retired Chairman, President and Chief Executive Officer R.R. Donnelley & Sons Company	U.S.	30.193[3]

Gary R. Heminger	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	36,702[1,4,5,6]

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	30.193[3]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	22.943[3]

Frank M. Semple	Vice Chairman MPLX GP LLC	U.S.	—

John W. Snow	Non-Executive Chairman of the Board Cerberus Capital Management, L.P.	U.S.	30.193[3]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	174.496[3]

Thomas J. Usher	Non-Executive Chairman of the Board Marathon Petroleum Corporation	U.S.	30.194[3]

Executive Officers

Gary R. Heminger	President and Chief Executive Officer	U.S.	36,702[1,4,5,6]

Richard D. Bedell[7]	Senior Vice President, Refining	U.S.	(665)[1,4,5]

Raymond L. Brooks	Senior Vice President, Refining	U.S.	2,827[6]

Suzanne Gagle	Vice President and General Counsel	U.S.	3,016[6]

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	7,319[1,4,5,6]

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	2,074[6]

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	1,854[1,4,5,6]

Anthony R. Kenney	President, Speedway LLC	U.S.	3,734[1,4,5,6]

Rodney P. Nichols	Senior Vice President, Human Resources and Administrative Services	U.S.	2,573[1,4,5,6]

Randy S. Nickerson	Executive Vice President, Corporate Strategy	U.S.	—

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	4,672[1,4,5,6]

John J. Quaid	Vice President and Controller	U.S.	2,017[5,6]

John S. Swearingen	Senior Vice President, Transportation and Logistics	U.S.	3,708[1,4,5,6]

Donald C. Templin	Executive Vice President	U.S.	27,392[1,4,5,6]

J. Michael Wilder[7]	Vice President, General Counsel and Secretary	U.S.	(450)[1,4,5]

(1)
Includes MPLX Common Units issued on February 1, 2016 in settlement of performance units. The performance units were granted pursuant to the MPLX LP 2012 Incentive Compensation Plan and settled 25% in MPLX Common Units and 75% in cash. The number of MPLX Common Units issued to each applicable executive officer on February 1, 2016 in settlement of performance units is as follows: G. Heminger, 4,715; R. Bedell, 437; T. Griffith, 234; T. Kelley, 251; A. Kenney, 383; R. Nichols, 343; C. M. Palmer, 567; J. Swearingen, 185; D. Templin, 1,280 and J.M. Wilder, 472.

(2)	Includes 5,000 MPLX Common Units purchased on the open market on February 11, 2016 at a weighted average price of $16.70 per common unit and beneficially owned by the Steven A. Davis Revocable Trust.

(3)
Includes phantom units granted on February 12, 2016 pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account. Phantom units settle in the form of MPLX Common Units upon vesting.

(4)
Includes MPLX Common Units withheld for tax purposes upon the vesting of phantom units on February 29, 2016. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $25.83 of the common units on February 29, 2016. The number of MPLX Common Units withheld on February 29, 2016, in connection with the vesting of phantom units, by each applicable executive officer is as follows: G. Heminger, 4,227; R. Bedell, 180; T. Griffith, 122; T. Kelley, 129; A. Kenney, 188; R. Nichols, 182; C. M. Palmer, 290; J. Swearingen, 100; D. Templin, 987 and J.M. Wilder, 242.

(5)
Includes MPLX Common Units withheld for tax purposes upon the vesting of phantom units on March 1, 2016. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $26.04 of the common units on March 1, 2016. The number of MPLX Common Units withheld on March 1, 2016, in connection with the vesting of phantom units, by each applicable executive officer is as follows: G. Heminger, 5,249; R. Bedell, 922; T. Griffith, 332; T. Kelley, 153; A. Kenney, 419; R. Nichols, 227; C. M. Palmer, 411; J. Quaid, 57; J. Swearingen, 147; D. Templin, 1,171 and J.M. Wilder, 680.

(6)
Includes phantom units granted on March 1, 2016 pursuant to the MPLX LP 2012 Incentive Compensation Plan. Phantom units settle in the form of MPLX Common Units upon vesting. The number of phantom units granted on March 1, 2016 is as follows: G. Heminger, 41,463; R. Brooks, 2,827; S. Gagle, 3,016; T. Griffith, 7,539; T. Kaczynski, 2,074; T. Kelley, 1,885; A. Kenney, 3,958; R. Nichols, 2,639; C. M. Palmer, 4,806; J. Quaid, 2,074; J. Swearingen, 3,770 and D. Templin, 28,270.

(7)	Retired as of March 1, 2016.